Form N-SAR
Sub Item 77Q1 (b)
Text of Proposals Described in Sub-Item 77D
Flexible Bond Portfolio, Forty Portfolio, Large Cap Growth Portfolio 33-63212, 811-7736

The May 1, 2005 Janus Aspen Prospectus shows the following changes for Flexible Income Portfolio:

1. Flexible Income Portfolio reflects a change in its name to "Flexible Bond Portfolio."

2.   Effective  May 1,  2005,  Flexible  Income  Portfolio's  name is changed to
     "Flexible Bond Portfolio." As a non-fundamental policy, under normal circumstances, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds. The Portfolio will notify you in writing at least 60 days before making any change to this 80% investment policy.

     The Portfolio continues to invest at least 65% of its assets in investment grade debt securities and maintains an average-weighted effective maturity of five to ten years. The Portfolio continues to limit its investments in high-yield/high-risk bonds to 35% or less of its net assets. The Portfolio will retain its fundamental policy of investing at least 80% of its net assets in bonds.

The May 1, 2005 Janus Aspen Prospectus shows the following changes for Capital Appreciation Portfolio:

1. Capital Appreciation Portfolio reflects a change in its name to "Forty Portfolio."

2. Effective May 1, 2005, Capital Appreciation Portfolio's name is changed to "Forty Portfolio." The Portfolio pursues its objective by investing primarily in a core group of 20-40 common stocks selected for their growth potential. The Portfolio may in vest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

The May 1, 2005 Janus Aspen  Prospectus  shows the following  changes for Growth
Portfolio:

1.   Growth  Portfolio  reflects  a change  in its  name to  "Large  Cap  Growth
     Portfolio."

2. Effective May 1, 2005, Growth Portfolio's name is changed to "Large Cap Growth Portfolio." The Portfolio invests under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of Purchase.